UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-34984

First Majestic Silver Corp.

(Translation of registrant’s name into English)

925 West Georgia Street, Suite 1800

Vancouver, B.C. V6C 3L2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.3 to this Report on Form 6-K are hereby incorporated by reference (i) as Exhibits to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-255798) and (ii) into the Registration Statement on Form S-8 of First Majestic Silver Corp. (File No. 333-258124).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Notice of Meeting

99.2	Notice and Access Notification

99.3	2022 Management Information Circular

99.4	Financial Statement Request Form

99.5	Form of Proxy

99.6	Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

Date: April 14, 2023
	By:	/s/ Connie Lillico
	Name:	Connie Lillico
	Title:	Corporate Secretary

2